                                                  191 Peachtree Street
                                                  Atlanta, Georgia  30303-1763
                                                  www.kslaw.com


                                                  John D. Wilson
                                                  Direct Dial: 404/572-3506
                                                  Direct Fax:  404/572-5147
                                                  jdwilson@kslaw.com

August 25, 2005


Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Mr. Thomas Jones
            Senior Attorney


         RE:      CARIBOU COFFEE COMPANY, INC.
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 SEC FILE NO. 333-126991

Dear Mr. Jones:

         Set forth below are our responses to the comments of the Securities and Exchange Commission (the "Commission") staff (the "Staff") in the letter from the Staff dated August 15, 2005, concerning the Caribou Coffee Company, Inc. (the "Company") Registration Statement on Form S-1, including the related exhibits, filed July 19, 2005 (the "Registration Statement").

         Concurrently with the delivery of this letter, the Company has filed Amendment No. 1 to the Registration Statement, including the related exhibits ("Amendment No. 1"). For your convenience, we will provide the Staff with three courtesy copies of this response letter, together with three copies of Amendment No. 1 that are marked to show changes made in response to your comments from the initial filing on July 19, 2005. We have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Cover Page

Comment 1:        Please confirm that any preliminary prospectus you
                  circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Response 1:       The Company confirms that, prior to circulating the
                  prospectus, the prospectus will include all non-Rule 430A information, including the price range and related

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 2


                  information based on a bona fide estimate of the public offering price within that range.

Comment 2:        Please note that we will also have additional comments when you complete the various blanks throughout the filing that are not price related.

Response 2:       We note the Staff's comment.

Comment 3:        Please give us copies of any graphics you intend to use in your prospectus.

Response 3:       The Company has included graphics in Amendment No. 1, and
                  concurrent with the delivery of this letter, the Company is supplementally providing the Staff with graphics. If the Company subsequently intends to use any other graphics, the Company will supplementally provide copies of such material to the Staff prior to its use.

Our Majority Shareholder, page 3

Comment 4:        In view of its recent name change please disclose the former name of Arcapita Bank B.S.C.(c).

Response 4:       The Company has revised its disclosure on page 3 consistent with this comment.

Summary Financial and Other Data, page 5
Selected Consolidated Financial and Other Information, page 23
MD&A, page 37

Comment 5:        We note that you have presented two non-GAAP financial
                  measures in your filing, EBITDA and Adjusted EBITDA which you state that management uses as measurements of operating performance and which you reconcile to net income. We believe that because your non-cash closing costs and asset disposals are recurring items, they should not be included in an adjustment to a non-GAAP performance measure as outlined in
                  Item 10(e)(ii)(B) of Regulation S-K. Please remove this adjustment. We also believe that by adding back minority interest to net income, you are presenting net earnings of ownership interests in your two consolidated joint ventures to which you are not entitled. We believe that this presentation is prohibited under Item 10 of Regulation S-X and would also like you to remove this adjustment to "Adjusted EBITDA" in your next amendment. See Question 8 of Frequently Asked
                  Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Additionally, we understand from your MD&A section that the caption lease financing expense, net includes several types of items. Please ensure you only include interest expense in your EBITDA calculation.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 3


Response 5:       The Company agrees with the Staff's comment that non-cash
                  closing costs and asset disposals are recurring in nature.
                  However, the Company believes that adding this item back to net income in Adjusted EBITDA provides useful information to investors.

                  Non-cash closing costs and asset disposals include the write-off of leasehold improvements and fixed assets associated with coffeehouses closed during a fiscal period. These non-cash items would otherwise be written-off over the term of the lease or the life of those assets. The write-off of these items in connection with the closing of a coffeehouse therefore represents acceleration of the depreciation and amortization for those items that would have otherwise been incurred over time. The Company believes that for the same reason that the regular depreciation and amortization may be added back to EBITDA, that the accelerated depreciation and amortization should likewise be added back to Adjusted EBITDA. In both cases, these are non-cash items that are not reflective of the Company's operating performance. EBITDA and Adjusted EBITDA still reflect cash expenditures incurred in connection with closing a coffeehouse, as well as the operating performance of those coffeehouses, so these measures still take into account the cash effect of closed coffeehouses. However, Adjusted EBITDA should not reflect accelerated write-offs that otherwise would have been excluded from EBITDA.

                  Moreover, coffeehouse closings, while recurring, do not occur at regular intervals. Rather, they may be episodic in nature (as reflected by the widely varying amounts of non-cash closing costs over the periods period). As a result, the Company believes it is useful to evaluate operating performance without the effect of potentially widely varying non-cash closing costs.

                  The Company has revised its disclosure in Amendment No. 1 to clarify why it is useful to exclude non-cash closing costs and asset disposals from Adjusted EBITDA. After having added this disclosure, the Company believes that it comes within the Commission's guidance permitting a non-GAAP financial measure to adjust for a recurring item where the measure is useful to investors. See Question 8 of Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued June 13, 2003.

                  In response to the Staff's comment, the Company has revised it calculation of Adjusted EBITDA so that this measure does not adjust for minority interest.

                  The Company has revised its disclosure throughout Amendment No. 1 to present the items previously included in "lease financing expense, net" as two line items: interest expense and interest income. Please see the Company's response to Comment 43 regarding the change in the presentation of its financing arrangement in its financial statements and throughout Amendment No. 1. The

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 4

                  Company's calculations of EBITDA and Adjusted EBITDA exclude both of these items. Interest expense is comprised of two elements: (a) interest expense associated with the revolving credit facility and (b) the amortization of deferred financing fee (costs the Company incurred to acquire its financing arrangement, which, like interest, are financing expenses that should be excluded from EBITDA).

                  Amendment No. 1 reflects an additional add back to net income for compensation expense incurred in connection with amending and restating the employment agreement for Michael J. Coles, the Company's Chief Executive Officer. As disclosed in the prospectus, the charge resulted from stock and cash Mr. Coles received in consideration for entering into the new employment agreement, which eliminated a bonus provision that the Company believed would not be appropriate once the Company is a public company. Accordingly, the Company believes this item should be excluded from Adjusted EBITDA as it is non-recurring and not reflective of operating performance.

Summary Financial and other Data, page 6

Comment 6:        Please explain the term "comparable coffeehouse net sales."
                  Also, clarify whether this figure includes the net sales of closed facilities.

Response 6:       The Company has revised its disclosure on pages 6, 26 and 31 consistent with this comment.

Comment 7:        Please add a note to the table to briefly explain that the company plans to retire its capital equipment lease obligations with offering proceeds.

Response 7:       The Company has revised its disclosure on page 6 consistent with this comment.

If we are not able to grow our business..., page 9

Comment 8:        Please revise the risk factor caption to reflect the risk
                  described in the first sentence of the paragraph below the bullet points.

Response 8:       The Company has revised its disclosure on page 9 consistent with this comment.

Capitalization, page 21

Comment 9:        We note your disclosure that the actual column reflects the stock split of common shares that will occur immediately prior to the closing and that the adjusted basis also gives effect to the stock split of common shares. Please revise your disclosures so that the stock split is discussed only in relation to the actual column, since the stock split should be retroactively reflected in your historical

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 5

                  financial statements and related disclosures for all periods presented, as indicated in our comment below.

Response 9:       The Company has revised its disclosure on page 22 consistent with this comment.

We may be subject to adverse publicity resulting from the alleged statements ..., page 17

Comment 10:       Please tell us, with a view to disclosure, more background about the statements, such as describe the statements made and identify who made them. Also revise the risk factor to clarify the risk.

Response 10:      The Company has filed a FOIA Confidential Treatment
                  Request regarding this response and provided the SEC this response in a separate letter.

Management's Discussion and Analysis..., page 27

Liquidity and Capital Resources, page 35

Comment 11:       We note that you have a negative working capital balance
                  at both December 28, 2003 and January 2, 2005. Please revise your liquidity disclosure to include management's plans to remedy the deficiency and discuss any potentially adverse impact on the Company if it is unable to do so. Additionally, disclose any reasonably possible outcomes to your lack of liquidity, such as the need to curtail your operations, inability to implement your business plan, etc.

Response 11:      The Company does not believe that its working capital deficit represents a problem that needs to be remedied, as the Company has had sufficient sources of financing to fund its operations currently and expects to have sufficient sources of financing in the future. As disclosed in the liquidity section, the Company's requirements for capital, including working capital, historically have been funded through cash flow from operations and proceeds from its lease financing arrangement.
                  Furthermore, the Company discloses that during the next 12 months it anticipates having sufficient cash flow to fund its capital needs, which will include the proceeds from the offering as well as cash flow from operations. In addition, the Company believes that the material risks it faces from a lack of liquidity are disclosed in the first risk factor on page 10. Accordingly, the Company believes that the prospectus addresses the concerns raised by this comment.

Comment 12:       Please disclose the average or range of typical costs per
                  store for leasehold improvements and capital equipment.
                  Clarify the source of financing for leasehold improvements.
                  For example, are they included in the capital leases?

Response 12:      The Company has added disclosure on page 37 indicating
                  that leasehold improvements and capital equipment are included in the development costs for

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 6

                  new coffeehouses and that these expenses averaged $350,000 per coffeehouse for the most recent fiscal year. With this additional disclosure, the Company believes that it is clear from the last two sentences of the first paragraph of Liquidity and Capital Resources that the source of financing for these items has been cash flow from operations and the lease financing arrangement.

Comment 13:       Please discuss the effect on liquidity and capital
                  resources from the restrictions discussed in the carryover paragraph at the bottom of page 16.

Response 13:      The Company has revised its disclosure on page 37
                  consistent with this comment. Also, the Company has revised its market risk disclosure on page 41 to address similar restrictions on hedging transactions.

Quantitative and Qualitative Disclosures About Market Risk, page 39

Comment 14:       Revise to discuss the impact of a hypothetical 10%
                  increase or decrease in LIBOR without giving effect to the expected repayment of the existing lease financing arrangement with a portion of the net proceeds from the offering.

Response 14:      The Company has revised its disclosure on page 41 consistent with this comment.

Growth Strategy, page 44

Comment 15:       Please briefly describe the known competitive circumstances in the intended foreign license area.

Response 15:      The Company has revised its disclosure on page 51 under
                  the heading "Licensing-International" to indicate that, in addition to favorable demographics and demand in the international market where it plans to expand initially, there is a small but growing market for American-branded coffeehouses.

Coffeehouse Design and Atmosphere, page 47

Comment 16:       Please clarify why your designs and layouts may appeal to
                  international customers.

Response 16:      The Company does not believe that the disclosure indicates that its designs and layouts may appeal more or less to international customers compared to the appeal to domestic customers. However, the Company believes that its concept, including its designs and layouts, will appeal to international customers due to the appeal of American-branded concepts in the foreign markets where it plans to expand.
                  Accordingly, the Company believes that the disclosure added in response to the Staff's Comment 15 likewise addresses the point raised by this comment.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 7


Comment 17:       Please discuss the company's policies regarding major
                  renovation or remodeling of retail stores, including categories of items replaced, time periods and costs.

Response 17:      The Company supplementally advises the Staff that it does
                  not have a stated policy regarding major renovation or remodeling of retail stores, such as a policy that would provide for categories of items to be replaced or remodeled after set time periods. Rather, as part of its annual budget process, the Company evaluates the need for renovations and remodeling at its coffeehouses and provides for these items in the budget as appropriate. In addition, in the ordinary course of business, the Company repairs and replaces damaged or non-operational items in its coffeehouses.

Site Selection and Construction, page 48

Comment 18:       Please explain your site selection process in the areas of existing Starbucks stores.

Response 18:      As described on page 49, in the site selection process,
                  the Company considers the demographics of a particular location, including the supply and demand in the market.
                  However, the Company uses the same site selection process and criteria for all markets whether or not the existing supply of gourmet coffee in the market is from Starbucks or other sources. Accordingly, the Company believes the existing disclosure adequately discloses its site selection process.

Licensing, page 50

Comment 19:       Please describe the current and expected basic terms of
                  your licensing agreements. For example, who will be responsible for startup costs? What are the anticipated license fees and royalty arrangements? Will licensees be required to purchase coffee and other inventory and supplies from you?

Response 19:      The Company has revised the disclosure beginning on page
                  51 to describe additional terms of its existing master license agreement and the anticipated terms of future licensing agreements.

Comment 20:       Please disclose any material relationships with the licensee.

Response 20:      The Company supplementally advises the Staff that it does
                  not have any material relationship with the licensee other than its relationship pursuant to the master license agreement. The Company further advises the Staff that the licensee and its affiliates own interests in the entities that own Caribou Holding Company Limited (as is disclosed in Note
                  14 to the audited financial statements), but those interests, in the aggregate, represent less than 5% of the outstanding stock of the Company.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 8


Headquarters and Roasting Facility, page 52

Comment 21:       If material, please quantify the capacity of the coffee
                  roaster and the packaging station.

Response 21:      The Company has added disclosure on page 54 consistent
                  with this comment. The Company supplementally advises the Staff that it does not believe its roasting and packaging capacity is reasonably quantifiable beyond the disclosure it has provided, nor does the Company believe such disclosure is material, particularly given the Company's disclosure that its capacity can be increased with limited incremental capital expenditures.

Management, page 55

Comment 22:       With respect to Mr. Coles please clarify his principal
                  business occupation(s) from 2000 to 2003.

Response 22:      The Company has revised its disclosure beginning on page 57 to indicate Mr. Coles's occupation from 1999 through 2003.

Comment  23:      Please state the date Mr. Coles was elected chairman. Describe the relationship of that election to his appointment as Chief
                  Executive Officer."

Response 23:      Mr. Coles has served as a director and as the Company's Chief
                  Executive Officer and President since June 2003. Mr. Coles was subsequently appointed Chairman of the Board in July 2005 in anticipation of expanding the Board in connection with the Company's initial public offering. The Company has revised its disclosure on page 57 consistent with this comment.

Comment 24:       Please discuss, if applicable, policies regarding
                  representation of Arcapita on the Board.

Response 24:      The Company supplementally advises the Staff that it does
                  not have a policy or any agreement or arrangement regarding representation of Arcapita on the Board. As stated on page 57, the Company intends to comply with the Nasdaq rule requiring it to have a majority of independent directors on its board of directors within one year after the offering.

Board Committees, page 57

Comment 25:       Please disclose the number of authorized directors and
                  describe how and when you will nominate and elect additional directors to meet your stated goals.

Response 25:      The Company has revised its disclosure on page 57 to
                  indicate that the Board currently consists of three directors, that three independent directors will be added

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 9

                  to the Board at the closing of this offering and that a fourth independent director will be added within one year. These actions will allow the Company to meet its goal of having a majority of independent directors within one year of the offering.

Executive Officer Compensation, page 58

Comment 26:       Please describe the "Senior Executive 2005 Supplemental
                  Bonus Plan" and the "Annual Support Center and Field
                  Management Bonus Plan." We note that Exhibits 10.7 and 10.8 are each a "Summary" of such plans. Also, file the plans as exhibits.

Response 26:      The Company has revised its disclosure on page 64
                  consistent with this comment. The Company has filed the Senior
                  Executive 2005 Supplemental Bonus Plan as Exhibit 10.7 along with a confidential treatment request relating to such exhibit. The Company has revised Exhibit 10.8 to indicate that the Annual Support Center and Field Management Bonus Plan is not a written plan. In accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, since the plan is not set forth in a formal document, the exhibit includes a written description of the actual plan.

2005 Equity Incentive Plan, page 60

Comment 27:       Please revise to describe in greater detail the "certain
                  changes in our corporate structure or capitalization" contemplated by the plan. Describe what corresponding
                  "appropriate adjustments" will be made.

Response 27:      The Company has revised its disclosure on page 63 consistent with this comment.

Employment Agreements, page 61

Comment 28:       With regard to Mr. Coles, state the exercise price(s) and
                  expiration date(s) of the 100,000 options. Briefly describe the exercise price basis. Provide similar information regarding options granted to Mr. Mileusnic and Ms. O'Neil.

Response 28:      The Company has revised its disclosure on pages 65 and 66
                  consistent with this comment. Please see the response to Comment 49 regarding the basis for the exercise price.

Comment 29:       Please revise to clarify the relationship between the
                  "target annual bonuses" and the "Senior Executive 2005
                  Supplemental Bonus Plan."

Response 29:      The Company has revised its disclosure on page 66 to
                  clarify that the executives are entitled to participate in the 2005 Supplemental Bonus Plan in addition to their annual bonus.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 10

Reserved Shares, page 74

Comment 30:       We note that the underwriters have reserved a certain
                  number of shares to be sold in this offering to directors, officers, employees, business associates and related persons.
                  Please provide us with the following information:

                  - Please tell us the circumstances leading to the allotment of shares being reserved, including the timing and content of all communications with potential participants;

                  - Provide details on how the reserved share plan is being conducted, including how the prospective participants and the number of reserved shares will be determined;

                  - Tell us whether purchasers are required to establish accounts with the underwriters before the effective time, and, if so, whether any funds are deposited into any newly established brokerage accounts before the effective date of the registration statement;

                  - Tell us whether the procedures for the reserved shares differ from the procedures for the general offering to the public;

                  - We note that some of the persons who may purchase the shares are also within the categories of persons described in Item 404 of Regulation S-K. If applicable, please add the disclosure required by
                           Item 404 in an appropriate place in your document;
                           and

                  - Provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.

Response 30:      At the request of the Company, the underwriters will reserve shares of Common Stock ("Reserved Shares") for sale to certain employees and friends of the Company (the "Invitees") through a reserved share program (the "Program") to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill
                  Lynch"). The class of persons for whom the Reserved Shares will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of the Invitees along with the maximum number of Reserved Shares that will be reserved for each of the Invitees. The Company may use a pre-screen letter and form in preparing its list of the Invitees. Offers and sales of Reserved Shares to the Invitees through the Program will be on the same terms as those offered and sold to the general public. The Invitees will be invited to participate in the Program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print
                  Suppression Method).

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 11

                  Print and Mail Method. Based upon information provided by the Company, Merrill Lynch will prepare and mail to each of the Invitees a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the "CEO Letter"), an Indication of Interest Form ("IOI") and a booklet entitled "How to Respond to the Reserved Share Program" (the "Booklet"). The package of materials will include a copy of the preliminary prospectus, as well as a phone number that the Invitees may call if they have any questions concerning the Program.

                  In addition to explaining the mechanics of the Program, the CEO Letter will make clear that none of the Invitees is under any obligation to purchase any Reserved Shares through the Program, that responding to the mailing will involve no obligation of any kind, that none of the Invitees is, by reason of his or her inclusion in the Program, assured of obtaining a particular number of Reserved Shares or any Reserved Shares, that no offer to buy Reserved Shares may be accepted and no part of the purchase price therefore can be received until the Registration Statement has been declared effective and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effectiveness of the Registration Statement. The CEO Letter will also contain the legend set forth in Rule 134 under the Securities Act.

                  The IOI is designed to be signed by each of the Invitees and returned to Merrill Lynch by facsimile. It is the method by which each Invitee will affirm certain statements contained in the Booklet, including that such Invitee has received a copy of the preliminary prospectus, that the number of Reserved Shares indicated is for such Invitee's personal account, that such Invitee is aware that he or she is not assured of obtaining any or all of the number of Reserved Shares requested and a reiteration of the fact that no offer to buy Reserved Shares can be accepted, and no part of the purchase price can be received, until the effectiveness of the Registration Statement and that the indication of interest involves no obligation or commitment of any kind. It will also provide the mechanism that allows such Invitee to indicate his or her answers (and the answers of his or her joint account holder if such Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether or not such Invitee is prohibited from purchasing Reserved Shares under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which such Invitee can indicate the maximum number of Reserved Shares in which he or she wishes to express an interest and adduces certain personal information necessary for the administration of the Program.

                  In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 12

                  If an Invitee is interested in reserving Reserved Shares through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once such Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under NASD Conduct Rule 2790, such Invitee's personal information and the maximum number of shares in which such Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact such Invitee to assist in opening a Merrill Lynch account to allow for purchase of Reserved Shares. All purchases by such Invitee through the Program must be made in an account at Merrill Lynch.

                  Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of Reserved Shares that will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

                  Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom an Invitee has been assigned will contact such Invitee and inform such Invitee of the public offering price and the maximum number of Reserved Shares that the Company has determined that he or she may purchase. Such Invitee is then asked whether or not he or she wishes to purchase Reserved Shares at that price and, if so, how many Reserved Shares (subject to a minimum of 100 shares and subject to the maximum set by the Company). Such Invitee may then decline to purchase Reserved Shares, agree to purchase Reserved Shares, but specify a lesser number thereof than the maximum number set by the Company, or purchase the maximum number of Reserved Shares. If the Financial Advisor or Registered Representative cannot reach such Invitee within 24 hours of pricing, such Invitee will lose the opportunity to participate in the Program. If such Invitee agrees to purchase Reserved Shares, a copy of the final prospectus will be sent to such Invitee along with a confirmation of the transaction. The mechanics of the sale to such Invitee is handled the same way as any other sale of shares of Common Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after an Invitee has confirmed his or her indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

                  Print Suppression (E-mail) Method. Under this method, the Company will provide to Merrill Lynch a list of the Invitees, along with their e-mail addresses and the maximum number of Reserved Shares in which each such Invitee may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should such Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 13


                  screen would contain, among other things, the legend set forth in Rule 134 under the Securities Act. Such Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

                  The Deal Sketch page indicates the status of the Program at the time an Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of Reserved Shares in which he or she may indicate an interest and important information about the public offering, including the relevant dates and details of the offering. Such Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises such Invitee to review the preliminary prospectus by clicking on the embedded hyperlink and also advises that such Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the "prospectus" button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that such Invitee is under no obligation to purchase Reserved Shares through the Program, that responding will involve no obligation of any kind, that such Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of Reserved Shares or any Reserved Shares, that no offer to buy Reserved Shares may be accepted and no part of the purchase price therefore can be received until the Registration Statement has been declared effective and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effectiveness of the Registration Statement. The CEO Letter also contains the Rule 134 legend and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If such Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology and the pre-screen letter and form have been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Commission's Division of Corporation Finance.

                  A copy of the latest draft of the Program materials and the pre-screen letter and form are provided supplementally for your review, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

                  If any of the Invitees who may purchase Reserved Shares are also within the categories of persons described in Item 404 of Regulation S-K, any applicable disclosure will be added to the Registration Statement in an appropriate place.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 14


Electronic Sale.  Offer and Distribution, page 76

Comment 31:       We note your disclosure that in connection with the
                  offering Merrill Lynch will be distributing the prospectus electronically. Please describe to us the procedures for the electronic offer, sale and distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly advise us of the identities of those members and provide us with a description of their procedures.

                  Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

                  -        the communications used;

                  -        the availability of the preliminary prospectus;

                  - the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

                  - the funding of an account and payment of the purchase price.

                  Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly advise us of such arrangements.

                  We may have further comment.

Response 31:      Merrill Lynch has advised the Company that it may engage in the electronic offer, sale and distribution of shares of common stock. The Company has been informed by Merrill Lynch that Merrill Lynch has two electronic systems in place, "i-Deal" and "IPO Center." Kristina Schillinger, Esq. of the
                  Commission's Division of Corporation Finance reviewed both systems' procedures. Merrill Lynch continues to employ the same procedures for any such offers, sales and distributions as those previously reviewed by Ms. Schillinger. Consistent with this approach, the prospectus includes Merrill Lynch's standard description thereof under "Electronic Offer, Sale and Distribution of Shares" at the end of the "Underwriting" section.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 15

               Merrill Lynch has also advised the Company that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While Merrill Lynch may contract with Yahoo! NetRoadshow or Bloomberg L.P. to conduct an "Internet road show" with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. Yahoo! NetRoadshow and Bloomberg L.P. have informed the underwriters that they conduct their Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated July 30, 1997 and the Bloomberg L.P. no-action letter dated October 22, 19997, and subsequent no-action letters received from the Commission in connection with virtual roadshows. In accordance with such no-action letters, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on an Internet website.

Financial Statements

Comment 32:    We note that you will be effecting a stock split immediately prior to the closing of the offering. Please revise your financial statements and all related disclosures to give retroactive effect to the stock split Additionally, please add a note to the financial statements discussing this retroactive adjustment. See Paragraph 54 of SFAS 128 and SAB Topic 4C.

Response 32:   The Company has revised its disclosure in the financial
               statements and throughout the prospectus to reflect the four-for-three stock split that will be effective prior to the closing of the offering. The Company has also added Note 17
               "Stock Split" to its audited financial statements and Note 10
               "Subsequent Events" to the unaudited financial statements consistent with this comment. The Company supplementally advises the Staff that it will complete the stock split prior to distributing preliminary prospectuses, and therefore the reports of its independent registered public accounting firm will be revised to exclude the additional language regarding the restatement of capital accounts and will be signed by the independent auditors prior to the prospectuses being so distributed.

Consolidated Balance Sheets, page F-11

Comment 33:    We note that accrued expenses comprise approximately 50%
               of total current liabilities. Please revise your disclosure to show any amounts that are greater than 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Response 33:   The Company has revised its balance sheets on pages F-2 and F-13 consistent with this comment. The Company supplementally advises the Staff that as

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 16

               revised no individual item included in accrued expenses is greater than 5% of total current liabilities.

Consolidated Statements of Operations, page F-12

Comment 34:    We note from page 31 of your MD&A that lease financing expense as presented on the statement of operations, is a net amount consisting of the payment of rent and the amortization of deferred financing fee under your lease financing arrangement, net of interest income from notes receivable. Please tell us why you believe it is appropriate to reflect interest income from notes receivable as a component of lease financing expense.
               Additionally, please tell us how you have determined or calculated the amount of amortization of deferred financing fees recorded. We may have further comment upon receipt of your response.

Response 34:   The Company has revised its disclosure throughout Amendment No. 1 to separate the line item previously described as "lease financing expense, net" into two separate line items: interest expense and interest income. Please see the Company's response to Comment 43 regarding the change in the presentation of the Company's financing arrangement. The Company recorded a long-term asset for costs it incurred and paid in conjunction with the acquisition of its financing arrangement. These costs consisted of fees paid to the party providing the financing and legal costs directly associated with executing the arrangement. The costs are being amortized on a straight line basis over the five year life of the arrangement.

Comment 35:    We note that you have presented minority interest above the provision for income taxes on the face of the statements of operations. Please revise your presentation to show minority interest below income (loss) before provision for income taxes and the provision for income taxes. See Rule 5-03.12 of Regulation S-X.

Response 35:   The Company has revised its disclosure throughout Amendment No. 1 consistent with this comment.

Consolidated Statements of Cash Flows, page F-14

Comment 36:    Please explain why the amounts of the "provisions for closing expense and asset disposals" reflected in your consolidated statements of cash flows for all periods presented do not agree to the amounts reflected in "Closing expense and disposal of assets" reflected in your consolidated statements of operations.
               Please advise or revise as appropriate.

Response 36:   The Company has revised its statements of cash flows for all periods presented to reflect the non-cash components of the store closing costs reflected in Note 2 of

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 17

               its financial statements for the year ended January 2, 2005 and in Note 4 of its unaudited financial statements for the twenty-six weeks ended July 3, 2005.

Comment 37:    We note from your statements of cash flows that the management fee paid to an affiliate's stockholder was amortized into expense in 2002 and 2003. Please tell us and disclose in Note 12 the amount of any expense for these management fees recognized during all periods presented. Also, if no expense was recognized in 2004 and services were provided, please tell us your basis for not recognizing the related expense.

Response 37:   The Company has revised its disclosure in Note 12 to its
               financial statements for the year ended January 2, 2005 consistent with this comment. The Company prepaid $600,000 for three years of management fees in December 2000. Accordingly, the Company expensed $200,000 of management fees in each fiscal year ended 2001, 2002 and 2003. In 2004, the Company accrued a management fee of $200,000, which amount is included in accrued liabilities at January 2, 2005. The Company paid the accrued liability for management fees during the thirteen weeks ended
               April 3, 2005.

Notes to the Financial Statements

Note 1.  Business and Summary of Significant Accounting Policies

Comment 38:    Please tell us and disclose in Note 1 the Company's ownership interest in the controlled affiliates which the Company consolidates in its financial statements. Additionally, if the ownership interest held by the Company does not exceed 50%, please explain in detail why the Company believes that it controls these entities and that the use of consolidation accounting is appropriate.

Response 38:   The Company has revised the disclosure in Note 1 to its financial statements for the year ended January 2, 2005 consistent with this comment. The Company has exercised control over these partnerships since their inception. The partnerships have no board of directors, independent management team or employees. All daily operations are conducted by Company employees. The Company provides the employees and the training for the staff that operate the coffeehouses. The Company also provides other management services to the entities including accounting, tax, treasury, payroll, human resource, information systems, legal, employee benefits, procurement, store maintenance and operations management. The Company also provides all funds related to capital expenditures and working capital needs if these needs extend beyond the operating cash flow of the partnership. All operating decisions are initiated by Caribou Coffee personnel.
               Decisions pertaining to significant matters require the consent of the other partners. However, each partnership must operate its Caribou Coffee branded coffeehouses according to the Company's

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 17

               operating standards. Any deviations from these standards must be approved by the Company. Further, the Company has the ability to rescind the trademark license if the partnership does not operate according to the Company's operating standards. The Company also has the right to approve the buyer on any sale of its partner's interest in the partnership. Accordingly, the Company concluded that it had control over the partnerships and their operations and continues to maintain such control. As a result, the Company concluded that it should consolidate the results of operations of the partnerships in its consolidated financial statements.

Note 2.  Store Closings and Asset Disposals

Comment 39:    We note that during the last three years you impaired or wrote off the carrying value of fixed assets that were abandoned or disposed due to coffeehouse closings. Please tell us whether any of the assets met the criteria to be classified as held for sale, as outlined in paragraph 30 of SFAS No. 144. If so, please explain why no assets held for sale have been reflected in your balance sheets in accordance with paragraph 46 of SFAS No. 144.
               Additionally, please tell us why you have not presented the results of operations for the stores that have been closed or planned to be closed as discontinued operations. See paragraphs
               42 and 43 of SFAS No. 144.

Response 39:   None of the criteria included in paragraph 30 of SFAS No. 144 were met. Accordingly, the Company has not classified any of the disposed assets as held for sale on its balance sheet. Further, the Company believes that the cash inflows and outflows of the closed locations have been or will be migrated to new stores or planned new stores in the same market within a reasonable time period and has therefore not presented the closed stores as discontinued operations in its financial statements. The Company believes its fact pattern related to closed stores is similar to example 15 of SFAS No. 144 and as discussed in EITF 03-13.

Comment 40:    We note that you recognized a loss in the year ended
               January 2, 2005 in connection with consolidation of your corporate headquarters, warehouse and roasting facilities. Please revise your disclosure to include the facts and circumstances leading to the consolidation and the expected completion date.
               Also, for each major type of cost associated with the activity
               (for example, one-time termination benefits, contract termination costs, and other associated costs), disclose: (1) the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date; and (2) a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s). See paragraph 20 of SFAS No. 146.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 19

Response 40:   The Company has revised its disclosure in Note 2 to its financial statements for the year ended January 2, 2005 consistent with this comment. The Company physically consolidated its corporate office, warehousing and coffee roasting and packaging facilities and the respective employees from these three separate leased buildings to one newly leased facility. The physical consolidation was completed by June 2004. The leases for two of the three former operating locations have expired by their terms and the Company is still obligated for the lease on the third location. The Company is attempting to sublease the third location to another third party. The Company has recognized a charge to income reflecting the expected lease loss on this location. The Company had no other major types of costs associated with this consolidation.

Comment 41:    Please revise Note 2 to disclose the revenues associated with the unprofitable stores that were or are being closed. Refer to the requirements of paragraph 47c of SFAS No. 144.

Response 41:   The requirement of SFAS No. 144 pertains only to disposed assets sold or held for sale. The Company has no assets which meet the criteria to be classified as assets held for sale, and, accordingly, the Company does not believe such disclosure is necessary.

Note 7.  Property and Equipment

Comment 42:    Please revise note 7 to include disclosure of depreciation expense for the last three years. See paragraph 5 of APB 12.

Response 42:   The Company has revised its disclosure in Note 7 to its financial statements for the year ended January 2, 2005 consistent with this comment.

Note 8.  Notes Payable and Capital Lease Obligations

Comment 43:    We note your disclosure of the capital lease obligation
               outstanding as of December 28, 2003 and January 2, 2005. Please revise your disclosure to include: the gross amount of assets recorded under capital leases by major classes according to nature or function and the total amount of accumulated amortization thereon; the future minimum lease payments as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and the amortization expense for the last three years as included in the statements of operations. See paragraph 13 and 16 of SFAS No. 13.

Response 43:   As disclosed in Amendment No. 1, the Company conducts its
               business in compliance with Shari'ah principles, which, among other things, prevents the Company from paying interest.
               Therefore, the Company was required to enter

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 20

               into a financing arrangement that is Shari'ah-compliant. As is described in the Critical Accounting Policies section of MD&A, the Company entered into a lease financing arrangement with a finance company under which the Company obtains financing through sale leasebacks of its assets. The finance company funds its obligations under the lease financing arrangement with a revolving credit facility entered into with a commercial lender. The terms of the revolving credit facility are economically equivalent to the terms of the lease financing arrangement such that the amount of rent payments and unpaid acquisition costs under the lease financing arrangement are at all times equal to the interest and principal under the revolving credit facility. Although the Company previously described its obligations under this financing arrangement as a capital lease obligation, it accounted for the transaction as debt outstanding under a revolving credit facility.

               In response to the Staff's comment, the Company further evaluated its accounting and disclosure of this financing arrangement. It determined that it is required to consolidate the finance company because the Company is the primary beneficiary in a variable interest entity. Accordingly, the Company's consolidated balance sheets include the assets and liabilities of the finance company, including the obligations under the revolving credit facility. In addition, the Company's consolidated statements of operations include all income and expenses of the finance company, including interest expense associated with the revolving credit facility. However, because the finance company does not have any assets, liabilities, income or expenses other than those associated with the revolving credit facility, the consolidation did not result in any change in the Company's financial condition or results of operations.

               As a result of the consolidation, the Company's financial statements now reflect the financing arrangement as debt financing. As revised, the Company believes that it has provided the appropriate disclosure of this financing and that no further modifications are required in response to this comment.



Note 10.  Leasing Arrangements and Commitments

Comment 44:    We note that certain leases provide for contingent rentals based upon gross sales. Please revise your disclosure to more specifically explain when you recognize the expense related to contingent rental provisions. See paragraph 16 of SFAS No. 13.

Response 44:   The Company has revised its disclosure in Note 1 to its financial statements for the year ended January 2, 2005 consistent with this comment to state that the

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 21

               expense related to contingent rentals is recorded in the period in which it is incurred.

Note 12.  Related Party Transaction

Comment 45:    We note that in January 2003 you released your security interest in the cash value of an insurance policy in satisfaction of a portion of the deferred compensation liability to your former
               CEO, which resulted in a non-cash charge to income of $431,423.
               Please explain to the nature of this transaction and how it resulted in an expense during 2003. See FTB 85-4.

Response 45:   The Company has revised its disclosure in Note 12 to its
               financial statements for the year ended January 2, 2005 to accurately reflect the release of the security interest in the cash value of an insurance policy and the corresponding reduction in the Company's deferred compensation liability as a non-cash transaction and not a non-cash charge to income.

Unaudited Financial Statements for the Quarter Ended April 3, 2005

Note 9.  Subsequent Events

Comment 46:    We note from your disclosure on page 16 of the Risk Factors section, that after the offering, your majority shareholder, Arcapita, will beneficially own stock enough stock of the Company to have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the subsequent events note to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares immediately after the offering. Refer to the requirements of paragraph 2 of SFAS 57.

Response 46:   The Company has revised its disclosure in Note 10 to its
               financial statements for the twenty-six weeks ended July 3, 2005 consistent with this comment.

Comment 47:    Please tell us and explain in Note 9 how you calculated or determined the charge recognized in connection with the issuance of 75,000 shares of common stock to your Chief Executive Officer in connection with amending and restating his prior employment agreement. If a price other than the expected public offering price was used to value the shares issued, please explain why you believe the price used was appropriate.

Response 47:   The Company has revised its disclosure in Note 6 to indicate that the 100,000 shares granted to Mr. Coles were based on the Board of Directors' determination, based on an independent valuation, that the fair market value of the stock on the date of grant was $9.87 per share (the number of shares and per share value reflect the four-for-three split of the common stock). The charge was calculated based

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 22

               on the $750,000 cash payment plus the value of stock grant based on the fair market value of the stock on the date of grant. Please see the Company's response to Comment 49 for a complete explanation of the Board of Directors' determination that the fair market value of the stock was $9.87 per share on the date of the grant.

Other

Comment 48:    Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

Response 48:   The Company has revised its interim financial statements
               consistent with this comment, where applicable.

Comment 49:    We note from the disclosure on page 4 that the number of
               outstanding stock options at July 15, 2005 of 1,712,892 has increased significantly from the number outstanding as of January
               2, 2005 as disclosed in Note 9 to your financial statements. We further note from the discussion on page 58 under the heading
               "Compensation of Directors" that the Company plans to issue certain stock option grants to its directors upon the effective date of the Company's planned public offering. Given these recent and planned option grants, please tell us and revise MD&A to discuss the number and expected terms of the stock options that the Company plans to issue in connection with its planned public offering and the estimated amount of expense that will be recognized in connection with the option grants. Additionally, tell us the number and terms of the options that have issued during the twelve month period preceding the filing of the Company's Form S-1 registration statement and explain how any expense recognized in connection with the option grants was calculated or determined. If no expense was or will be recognized, please explain why. We may have further comment upon receipt of your response.

Response 49:   Set forth below is a chronological schedule summarizing the issuance of options as authorized and granted by the Company's
               Board of Directors from July 1, 2004 through the date of this letter, including the exercise price per share for each option.
               The exercise price for each option reflects fair market value of the Company's common stock on the date of grant, as determined by the Board of Directors. Throughout this response, all share amounts and exercise prices have been restated to reflect the four-for-three stock split reflected in Amendment No. 1.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 23

                                                 EXERCISE PRICE PER
         DATE              NUMBER OF OPTIONS            SHARE
------------------------ ---------------------- ----------------------
         2004
------------------------ ---------------------- ----------------------
September                               16,000                  $6.70
------------------------ ---------------------- ----------------------
December                                66,666                  $6.70
------------------------ ---------------------- ----------------------
         2005
------------------------ ---------------------- ----------------------
May                                    340,533                  $7.09
------------------------ ---------------------- ----------------------
June                                    35,066                  $9.87
------------------------ ---------------------- ----------------------
July                                   333,333                  $9.87
------------------------ ---------------------- ----------------------
August                                  39,600                  $9.87
------------------------ ---------------------- ----------------------


               As disclosed in the prospectus, the Company will grant stock options under the 2005 Equity Incentive Plan to each non-employee director (other than directors affiliated with Arcapita) upon the effective date of this offering. The Company has supplemented the disclosure on page 61 to indicate that those stock options will be granted at the initial public offering price, which will represent the fair market value for the stock on the date of grant. The Company does not currently expect to issue any other stock options in connection with this offering. However, the Company supplementally advises the Staff that it currently expects that any future grants of stock options, whether in connection with the offering or otherwise, will be granted with an exercise price at least equal to the fair market value of the common stock on the date of grant.

               The Company further notes that each of the existing stock options was granted subject to four-year vesting provision, with 25% of the options vesting on each of the first four anniversaries of the grant date. Furthermore, the stock options provided that, notwithstanding the vesting provisions, the options would not be exercisable until the earlier of an initial public offering or the ninth anniversary of the grant date (except that options would be exercisable for 90 days following termination of employment).

               The Company has not recorded any expenses in connection with its grants of stock options, and will not record any expense in connection with the planned grants of stock options referenced above, because in each case the stock options were or will be granted with an exercise price equal to the fair market value of the stock. Accordingly, the Company has not added any disclosure to MD&A addressing this topic. The remainder of this response explains the Company's basis for determining the fair market value for the common stock in connection with option grants since July 1, 2004.

               During this period, no market valuation of the Company's common stock was available because the common stock was not publicly traded. The Board of Directors estimated the fair market value of the shares of common stock as follows:

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 24

               OPTION GRANTS IN SEPTEMBER AND DECEMBER 2004

               The options granted in September and December 2004 were granted with an exercise price of $6.70. As of December 31, 2002, the Board of Directors estimated the fair market value of the shares of common stock had a value of $6.70 through an analysis of the price paid by Arcapita in its acquisition of the Company in 2000, historical and projected financial information (as it existed on that date), the Company's existing capital structure and the Company's growth projections. The Board of Directors subsequently used this per share price for grants of stock options during 2003 and 2004, as well as for the sale of an aggregate of 413,909 shares of its common stock that were sold in private placements during December 2003 to 27 accredited investors and to an employee in connection with the commencement of his employment. As of each such date on which the Board of Directors granted stock options or approved the sale of shares by the Company, the Board determined that $6.70 continued to represent the fair market value of the Company's common stock through an updated analysis of the information described above. In reaching its conclusions regarding the fair market value of the common stock in September and December of 2004, the Board considered the Company's continuing net losses and the fact that a liquidity event in the form of a sale of the Company or an initial public offering was not imminent. The Board further considered that a single stockholder, Arcapita, would control any decision to seek a liquidity event and that Arcapita was not seeking any such strategy at the time. Furthermore, the common stock was an illiquid security and the vesting provisions and the prohibition on exercises eliminated any limited liquidity that might be available for the common stock.

               OPTION GRANTS IN MAY 2005

               The options granted in May 2005 were granted with an exercise price of $7.09. In determining that the fair market value of the common stock was $7.09 as of the date of the grant of those options, the Board of Directors considered an independent valuation from Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey"), which was obtained to provide objective evidence of the fair market value of the shares of common stock to assist in valuing the stock options. This valuation, which was delivered on May 3, 2005, determined that as of February 28, 2005 the fair market value of the common stock was $7.09. In preparing its valuation report, Houlihan Lokey consulted with the Company's management to develop an understanding of the Company's business. In addition, Houlihan Lokey reviewed the Company's historical and projected financial information (as it existed at the valuation date) as well as the Company's existing capital structure, and used three traditional approaches to estimate the deemed fair value of the shares of common stock: the market approach, the comparable transaction approach and the discounted cash flow approach.

               Houlihan Lokey's valuation analysis specifically considered appropriate discounts for the illiquidity of the common stock and the control of the Company by

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 25

               Arcapita. Houlihan Lokey noted that its valuation analysis was impacted by the Company's historically low profitability relative to publicly traded comparable companies. Although the Board determined in February that it intended to grant additional stock options, at which time Houlihan Lokey was engaged to provide the valuation report, for administrative reasons the Board was delayed in granting the options until May. However, at that time, it determined, based on available information, that there were no indications that the value of the common stock had changed. Specifically, the Company's performance was consistent with estimates as of February 28, 2005 and the illiquidity and control risks remained the same. Moreover, the likelihood of an initial public offering or other liquidity event in the near term remained speculative.

               OPTION GRANTS IN JUNE THROUGH AUGUST 2005

               The options granted in June through August 2005 were granted with an exercise price of $8.97. In determining that the fair market value of the common stock was $8.97 as of the date of the grant of those options, the Board of Directors considered an independent valuation from Houlihan Lokey, which was obtained to provide objective evidence of the fair market value of the shares of common stock to assist in valuing the stock options. This valuation determined that as of June 30, 2005 the fair market value of the common stock was $8.97. In preparing its valuation report, Houlihan Lokey used the same methodologies as described above for the February 28, 2005 valuation report. The Board sought a new valuation report for the options it planned to grant in June 2005 because, following the option grants in May 2005, the Company had taken steps toward a potential initial public offering. Specifically, the Company had discussions with investment banks, hired a law firm for the purposes of preparing it for a public offering and in June held an organizational meeting and began the initial public offering process. However, despite these steps toward a public offering, the Board recognized that it was early in the initial public offering process, that there was no assurance that the public offering would occur even if an initial registration statement was filed (due to both internal reasons and market factors) and that the illiquidity and control risks would remain if a public offering was not completed in the near term. The Board also considered the fact that the Company continued to have availability under its existing financing arrangement and could obtain additional financing without pursuing a public offering. In addition to the fact that the Company had begun exploring an initial public offering, Houlihan Lokey noted two other reasons for the increase its valuation from its prior report: an increase in market multiples for comparable companies and an increase in the Company's EBITDA for the trailing twelve months. On the basis of the Houlihan Lokey valuation analysis and its consideration of these various factors, the Board granted stock to Michael J. Coles on June 29, 2005 at $9.87 (Houlihan Lokey had indicated to the Board by that time what its valuation would be as of June
               30). The Board subsequently granted stock options during July and August (most

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 26

               recently on August 15) with exercise prices equal to that valuation. As of each date that options were granted, the Board considered whether any factors indicated a change in the value of the Company. The Board determined that the Company's performance had not changed in a way that would reflect a change in the fair market value. While an initial public offering was more likely than as of February 28, 2005 (giving rise, in part, to the increase in valuation from the $7.09 valuation as of that date), the Board did not believe the likelihood of the initial public offering changed between June 30, 2005 and the subsequent grant dates.

               The Company has faced significant risks, challenges and uncertainties since inception. The Company believes that all of the stock options summarized herein were granted at the then-current fair market value of the Company's common stock as determined by its Board of Directors at the time of each grant. As discussed previously, these values were determined by the Company's Board after consideration of all relevant factors, including, in particular, the Company's operating results at the time of grant, general market conditions for the stock of comparable companies and the receptiveness of the stock market for initial public offerings. In addition, the Board of Directors considered that the options granted were on an illiquid security and were subject to vesting generally over four years. In connection with the filing of the Registration Statement, the Company reviewed its grants of stock options from July 1, 2004. Based on the foregoing, the Company has not recorded any expense in connection with its grants, and will not record any expense in connection with the planned grants referred to above, because in each case the stock options were or will be granted with an exercise price equal to the fair market value of the stock.

Comment 50:    In the event of a delay in the effectiveness of the Company's
               Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response 50:   The Company has noted the Staff's comment and has included in
               Amendment No. 1 the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Comment 51:    Please include a currently dated consent of the Independent
               Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Response 51:   Amendment No. 1 includes as Exhibit 23.2 a currently dated consent of Ernst & Young, LLP, the Company's Independent
               Registered Public Accounting Firm.

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 27

Exhibits- page II-3

Comment 52:    Please file material leases and financing agreements, e.g., your headquarters facility lease, and the equipment sale leaseback agreement(s). Also, file the "Master License Agreement" discussed in Note 14 to the financial statements.

Response 52:   Amendment No. 1 includes as exhibits the Master License
               Agreement, the lease for the Headquarters and the documents relating to the lease financing arrangement and the related revolving credit facility. There are no other material leases or financing agreements.

                                      * * *

Caribou Coffee Company, Inc.
Amendment No. 1 to Form S-1
August 25, 2005
Page 28


     Please feel free to call the undersigned at (404) 572-3506 with any questions concerning the attached materials.


                                                     Sincerely,


                                                     /s/ John D. Wilson
                                                     ---------------------
                                                     John D. Wilson

cc:      Michael J. Coles
         George E. Mileusnic
         Daniel E. Lee
         John J. Kelley III
         Todd W. Eckland